UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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Amendment No. 1 to

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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PEACE ARCH ENTERTAINMENT GROUP INC.

(Exact Name of Registrant as Specified in Its Charter)

ONTARIO, CANADA (State of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification No.)

Suite 407 – 124 Merton Street

Toronto, Ontario M4S 2Z2

(416) 487-0377

(Address of Principal Executive Offices and Zip Code)

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SECURITIES TO BE REGISTERED PURSUANT TO

SECTION 12(b) OF THE ACT:

Common Shares

(Title of Each Class to be so Registered)

American Stock Exchange, Inc.

(Name of Each Exchange on Which Each Class is to be Registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  [  ]

Securities Act registration statement file number to which this form relates:

Not applicable

SECURITIES TO BE REGISTERED PURSUANT TO

SECTION 12(g) OF THE ACT:

None

The Registrant hereby amends the following items of its Registration Statement on Form 8-A as previously filed with the Commission on March 11, 2004.

ITEM 1.

Description of Registrant’s Securities to be Registered.

The Registrant’s Common Shares, no par value (“Common Shares”), previously registered hereunder were the subject of a reclassification (the “Reclassification”) of Registrant’s outstanding Class A Multiple Voting Shares without par value (“Class A Shares”) and Class B Subordinate Voting Shares without par value (“Class B Shares”), effective March 16, 2004, whereby Registrant eliminated the distinctions between the Class A Shares and Class B Shares and name and designated such shares as Common Shares.   A description of the Reclassification is contained in the section entitled “Approval of Capital Reorganization” of Registrant’s Information Circular included in Registrant’s Report on Form 6-K, as filed with the Commission on January 15, 2004 (the “Information Circular”).

As previously reported, on February 11, 2004, the shareholders of the Registrant approved the continuance of the Registrant from being a corporation governed by the laws of British Columbia to being a corporation governed by the laws of Ontario and, in conjunction with the continuation, has substituted Articles of Continuance and Bylaw No. 1 in place of its existing Articles.  The continuation and a comparison of the British Columbia Company Act with the Ontario Business Corporations Act are each described in the section entitled “Continuation Under the Ontario Business Corporations Act” of the Information Circular.  Such description is incorporated herein by reference. The continuation became effective upon the issuance of the Certificate and Articles of Continuance by the Ontario Companies Division dated September 1, 2004.

ITEM 2.

Exhibits.

Exhibit Number	Description
2.7	Certificate and Articles of Continuance of the Registrant issued by the Ontario Companies Division dated September 1, 2004.
2.8	Bylaw No. 1 of the Registrant adopted February 11, 2004 with effect of September 1, 2004

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

September 10 , 2004

PEACE ARCH ENTERTAINMENT GROUP INC.

(“Registrant”)

By: /s/ Mara Di Pasquale

Mara Di Pasquale,

Chief Financial Officer

(Principal Accounting Officer)